U.S. SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

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                            NOTIFICATION OF LATE FILING        SEC FILE NUMBER
                                                                  000-28489
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                                                                 CUSIP NUMBER
                                                                  007624109
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(Check One):      |X|  Form 10-K and Form 10-KSB         |_|  Form 20-F
                  |_|  Form 10-Q and 10-QSB              |_|  Form N-SAR

         For Period Ended:          October 31, 2006
                           -----------------------------------------------------
         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                          -----------------------------

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I--Registrant Information
Full Name of Registrant:   Advaxis, Inc.

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Former Name if Applicable:  Great Expectations and Associates Inc.

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Address of Principal Executive Office (Street and Number):

Technology Centre of New Jersey, 675 US Highway One, Suite B113

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City, State and Zip Code:   North Brunswick, NJ 08902

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X ]
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [ X ]; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable. [ ]

Part III--Narrative

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets, if needed)

Due to the finalization of the collection of material information, the Registrant could not obtain all the required information to complete its Annual Report on Form 10-KSB without unreasonable effort and expense.


Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

 Fred Cobb                        (732)                         545-1590
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(Name)                         (Area Code)                (Telephone Number)

(2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Form 12b-25 (attachment)
Part IV-Other Information (3) Significant Change

                                  ADVAXIS, INC.
                          (A Development Stage Company)
                             Statement of Operations

                                                                       Period from
                                                                       March 1, 2002
                                           Year Ended     Year Ended  (Inception) to
                                           October 31,   October 31,    October 31,
                                              2005           2006          2006
                                              ----           ----          ----

Revenue                                 $    552,868    $    431,961    $  1,105,235
------------------------------------------------------------------------------------

Research & Development Expenses            1,175,536       1,404,164       3,248,048
General & Administrative Expenses          1,219,792       2,077,062       4,343,793
------------------------------------------------------------------------------------
Total Operating expenses                   2,395,328       3,481,226       7,591,841
------------------------------------------------------------------------------------


Loss from Operations                      (1,842,460)     (3,049,265)     (6,486,606)

Other Income (expense):
Interest expense                              (7,307)       (437,299)       (466,027)
Other Income                                  43,978          90,899         136,422
Net changes in fair value of common
stock warrant liability and embedded
derivative liability                              --      (2,802,078)     (2,802,078)
------------------------------------------------------------------------------------
Net loss                                  (1,805,789)     (6,197,744)     (9,618,289)

Dividends attributable to preferred
shares                                                                        43,884
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Net loss applicable to Common Stock     $ (1,805,789)   $ (6,197,744)   $ (9,662,173)
====================================================================================



Net loss per share, basic and diluted   $      (0.05)   $      (0.16)
====================================================================================



Weighted average number of shares
   outstanding basic and diluted          35,783,666      38,646,769
====================================================================================

Results of Operations

      Year Ended October 31, 2006 Compared to the Year Ended October 31, 2005

      Revenue. Our revenue decreased by $120,907, or 22%, from $552,868 for the year ended October 31, 2005 to $431,961 for the year ended October 31, 2006 primarily due to the decrease in the FLAIR grant money received by the Company.

      Research and Development Expenses. Research and development expenses increased by $228,628, or 19%, from $1,175,536 for the twelve months ended October 31, 2005 to $1,404,164 for the twelve months ended October 31, 2006. This increase was principally attributable to the following:

o Clinical trial expenses increased $328,389, or 351%, from $93,525 to $421,915 due to the start-up of our clinical trial in March 2006.
o Wages, salaries and related lab costs increased by $409,524, or 215%, from $190,804 to $600,329 principally due to our expanded research and development staffing in early 2006.
o subcontracted expenses increased by $107,949, or 76.3%, from $141,366 to $249,315 reflecting the additional subcontract work performed by Dr. Paterson at Penn, pursuant to certain grants.
o manufacturing expenses decreased $383,387, or 93.6%, from $409,542 to $26,155; the result of the fiscal 2005 manufacturing program in anticipation of the Lovaxin C for toxicology and clinical trials required in early 2006.
o toxicology study expenses decreased $259,548, or 88.6%, from $293,105 to $33,558; principally as a result of the initiation in the earlier period of toxicology studies by Pharm Olam in connection with our Lovaxin C product candidates in anticipation of the clinical studies in 2006.

      General and Administrative Expenses. General and administrative expenses increased by $857,270, or 70.3%, from $1,219,792 for the year ended October 31, 2005 to $2,077,062 for the year ended October 31, 2006, primarily attributable to the following:

o Consulting fees and related expenses increased by $580,197, or 190%, from $305,153 for the twelve months ended October 31, 2005 to $885,349 for the same period in 2006 arising from a higher bonus expense, stock expense, consulting fees and the fair value of options primarily for the Chief Executive Officer(s) and consultants.
o An increase in legal fees and public relations expenses of $391,611, or 364%, from $107,370 for the twelve-months ended October 31, 2005 to $498,611 for the same period in 2006, primarily as a result of an increase in the costs arising from being publicly held.
o A decrease in offering and analyst expenses of $132,498 incurred in fiscal 2005 while none were incurred in 2006.

      Other Income (expense). Other Income (expense) increased by ($3,185,149) from income of $36,671 for the twelve months ended October 31, 2005 to ($3,148,478) recorded as expense for the twelve months ended October 31, 2006. During the years ended October 31, 2005 and 2006 we recorded interest expense of ($7,307), and ($437,299) respectively. Interest expense, relates primarily to our outstanding secured convertible debenture commencing at the closing dates on February 2 and March 8, 2006. Interest earned on investments amounted to $43,978 and $90,899, respectively. In the year ended October 31, 2006 there is a net change of ($2,802,078) in fair value of common stock warrants and embedded derivative liabilities in expense (non-cash item) as of October 31, 2006 compared to the original value for the secured convertible debenture.

      No provision for income taxes was made for the year ended October 31, 2005 or 2006 due to significant tax losses during and prior to such periods.

                                  Advaxis, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    January 29, 2007                   By:   /s/ Fred Cobb
       ---------------------                  ----------------------------------
                                              Name:  Fred Cobb
                                              Title: Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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